11016428

n.a. 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67028

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kinecta Financial and Insurance Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1440 Rosecrans Avenue
(No. and street)

Manhattan Beach	**CA**	**90266**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Wicks — **(310) 643-2078** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP

15233 Ventura Blvd, 9th Floor	**Sherman Oaks**	**CA**	**91403-2250**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 3/17

OATH OR AFFIRMATION

I, Doug Wicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinecta Financial and Insurance Services, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

MARIO OSORIO
Commission # 1896749
Notary Public - California
Los Angeles County
My Comm. Expires Jul 24, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
- ☒ (i) Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt from requirements see Footnote 8 to the financial statements).
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exempt from requirements see Footnote 8 to the financial statements).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management, LLC)

TABLE OF CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Kinecta Financial and Insurance Services, LLC
Manhattan Beach, California

We have audited the accompanying statement of financial condition of Kinecta Financial and Insurance Services, LLC (the "Company") as of December 31, 2010, and the related statements of income, membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinecta Financial and Insurance Services, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 22, 2011

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

Assets	
Cash and cash equivalents	$ 9,677,467
Accounts receivable	386,667
Term deposits	2,500,000
Prepaid expenses and other assets	42,132
Total assets	$ 12,606,266
Liabilities and Membership Capital	
Liabilities:	
Accounts payable and other liabilities	$ 584,332
Payable to Kinecta Federal Credit Union	60,706
Total liabilities	645,038
Commitments and contingencies (Note5)	
Membership capital	11,961,228
Total liabilities and membership capital	$ 12,606,266

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management, LLC)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue:	
Commission income	$ 8,028,922
Other income	54,661
Interest income	39,171
Total revenue	8,122,754
Expense:	
Salaries and related benefits	1,909,825
Commissions	1,902,769
Broker fees	675,730
Operations	569,986
Professional, marketing and other	88,591
Total expense	5,146,901
Net income	$ 2,975,853

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management, LLC)

STATEMENT OF MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance — January 1, 2010	$ 8,985,375
Net income	2,975,853
Balance — December 31, 2010	$ 11,961,228

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 2,975,853
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	41,336
Increase in prepaid expenses	(6,553)
Increase in accounts payable and other liabilities	38,468
Increase in payable to Kinecta Federal Credit Union	11,659
Net cash provided by operating activities	3,060,763
Net cash used in investing activities	
Proceeds from maturity of term deposits	1,000,000
Net cash provided by investing activities	1,000,000
Net cash used in financing activities	0
Increase in cash and cash equivalents	4,060,763
Cash and cash equivalents — Beginning of year	5,616,704
Cash and cash equivalents — End of year	$ 9,677,467

See notes to financial statements.

1. NATURE OF BUSINESS

Nature of Business — Kinecta Financial and Insurance Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Kinecta Financial Management, LLC (the "Parent") which is wholly owned by Kinecta Federal Credit Union. The Company was established primarily to provide brokerage and insurance referral services to members of Kinecta Federal Credit Union. The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Accounts Receivable — Accounts receivable consists primarily of commissions receivable which represents commissions due to the Company for the sale of financial and insurance products.

Term Deposits — Term deposits consist of accounts with an original maturity of three months or more. The balance is fully insured by the National Credit Union Association (NCUA).

Revenue Recognition — The Company receives commission income in accordance with the terms of an agreement with its clearing agent, based on the activity of its customers. Commission income and related expenses for financial services are recognized on a trade date basis. Commission income and expenses relating to the sale of insurance products for various insurance carriers are recognized at the time of the sale.

Income Taxes — The Company is a wholly owned subsidiary of Kinecta Financial Management, LLC which is wholly owned by Kinecta Federal Credit Union, a non taxable entity. The Company is subject to U.S. federal income tax as well as income tax of the state of California, which is passed through to its non taxable member. For the year end December 31, 2010 there was no income tax expense allocated to the operations of the Company. The Company is no longer subject to examination by taxing authorities for years before 2004.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized

on examination. Not meeting the "more likely than not" test results in no tax benefit is recorded. The effect of adopting this new guidance was not material.

The Company recognizes interest and/or penalties related to income tax matters in operations expense. As of and for the year ended December 31, 2010 no interest and/or penalties related to income taxes have been levied.

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Accounting Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk — The Company has $3,755,957 on deposit with Western Bridge Corporate Federal Credit Union at December 31, 2010. All deposits at Western Bridge Corporate Federal Credit Union are 100% guaranteed by the NCUA. The Company has $7,916,331 on deposit with Kinecta Federal Credit Union, a related party, at December 31, 2010. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000.

3. EMPLOYEE BENEFIT PLANS

The Company participates in Kinecta Federal Credit Union's 401(k) Plan (the Plan) that allows employees to defer a portion of their salary into the Plan. The Plan is for the exclusive benefit of eligible employees and their beneficiaries. Under the terms of the Plan, a discretionary match of the employees' contribution may be made by the Company up to a specific amount. No contribution was made for the year ended December 31, 2010.

4. RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Kinecta Financial Management, LLC, which is a wholly owned subsidiary of Kinecta Federal Credit Union and operating results may differ from those that may exist if the Company operated as a stand-alone entity.

The Company is charged by Kinecta Federal Credit Union for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations expense and occupancy expense, totaled $335,270 for the year ended December 31, 2010.

At December 31, 2010, the Company owed $60,706 to Kinecta Federal Credit Union. Such amounts are non-interest bearing and payable upon demand.

The Company has $7,916,331 on deposit (included in cash and cash equivalents) with Kinecta Federal Credit Union at December 31, 2010, which earned $15,175 in interest for the year ended December 31, 2010. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000.

5. COMMITMENTS AND CONTINGENCIES

Off-Balance-Sheet Risk and Concentration of Credit Risk — As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds and, receipt and delivery of securities related to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Litigation — From time to time, in the ordinary course of business, the Company could be named in legal actions that could result in losses being incurred. There are currently no known legal actions pending against the Company.

6. NET CAPITAL REQUIREMENTS

The Company's is subject to the SEC's Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. At December 31, 2010, the Company had net capital of $4,241,831, which was $4,198,828 in excess of its required net capital of $43,003. The Company's ratio of aggregate indebtedness to net capital was 1 to 6.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

7. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k) (2) (i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

* * * * * *

SUPPLEMENTAL SCHEDULE

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management, LLC)

SCHEDULE I — COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AS OF DECEMBER 31, 2010

Total membership capital from statement of financial condition	$ 11,961,228
Less nonallowable assets:	
Prepaid expenses and other assets	42,132
Accounts receivable	186,477
Intercompany receivable	7,475,684
Total nonallowable assets	7,704,293
Net capital before other deductions	4,256,935
Money market account haircut	(15,104)
Net capital	$ 4,241,831
Aggregate indebtedness — accounts payable and accrued expenses	$ 645,038
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6 and 2/3% of aggregate indebtedness)	$ 43,003
Net capital in excess of minimum requirement	$ 4,198,828
Ratio of aggregate indebtedness to net capital	1 to 6

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2010.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Financial Management, LLC)

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010, CONTINUED

None, the Company meets the requirements for exemption pursuant to the provisions of subparagraph (k)(2)(ii) of Rule 15c3-3.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors

Kinecta Financial and Insurance Services, LLC
Manhattan Beach, California

In planning and performing our audit of the financial statements of Kinecta Financial and Insurance Services, LLC (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California

February 22, 2011

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Kinecta Financial and Insurance Services, LLC
Manhattan Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Kinecta Financial Insurance Services, LLC (the "Company"), and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions to Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared with the total revenue amounts reported in the audited financial statements included on Form X-17A-5 to the amounts of reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (Not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 22, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

057028

KINECTA FINANCIAL & INSURANCE SERVICES, LLC
1440 ROSECRANS AVE.
MAIL STOP 38
MANHATTAN BEACH, CA 90266

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KAREN ALVAREZ 770-263-7300

2. A. General Assessment (item 2e from page 2)		$ 702
B. Less payment made with SIPC-6 filed (exclude interest) 08/02/2010 Date Paid		(150)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 552
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 552	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KINECTA FINANCIAL & INSURANCE SERVICES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20 ____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20[illegible]
and ending December 31, 20[illegible]
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,122,755
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,238,875
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	603,233
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	7,842,108
2d. SIPC Net Operating Revenues	$ 280,647
2e. General Assessment @ .0025	$ 702
	(to page 1, line 2.A.)

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Board of Directors
Kinecta Financial and Insurance Services, LLC
Manhattan Beach, California

In planning and performing our audit of the financial statements of Kinecta Financial and Insurance Services, LLC ("Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As defined in Statement on Auditing Standards No. 115, *Communicating Internal Control Related Matters Identified in an Audit*, a deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization, and your regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 22, 2011

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Board of Directors
Kinecta Financial and Insurance Services, LLC
Manhattan Beach, California

Professional standards require that we communicate certain matters to keep you adequately informed about matters related to the financial statement audit that are, in our professional judgment, significant and relevant to your responsibilities in overseeing the financial reporting process. We communicate such matters in this report.

AUDITOR'S RESPONSIBILITY UNDER AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

Our responsibility is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America. The audit of the financial statements does not relieve you of your responsibilities and does not relieve management of their responsibilities. Refer to our engagement letter with the Company for further information on the responsibilities of management and of Crowe Horwath LLP.

PLANNED SCOPE AND TIMING OF THE AUDIT

We are to communicate an overview of the planned scope and timing of the audit. Accordingly, the following matters regarding the planned scope and timing of the audit were discussed with you on November 8, 2010.

- How we proposed to address the significant risks of material misstatement, whether due to fraud or error.
- Our approach to internal control relevant to the audit.
- The concept of materiality in planning and executing the audit, focusing on the factors considered rather than on specific thresholds or amounts.
- Where the entity has an internal audit function, the extent to which the auditor will use the work of internal audit, and how the external and internal auditors can best work together.
- Your views and knowledge of matters you consider warrant our attention during the audit, as well as your views on:
    - The allocation of responsibilities between you and management.
    - The entity's objectives and strategies, and the related business risks that may result in material misstatements.
    - Significant communications with regulators.
    - Other matters you believe are relevant to the audit of the financial statements.

SIGNIFICANT ACCOUNTING POLICIES AND MANAGEMENT JUDGMENTS AND ACCOUNTING ESTIMATES

Significant Accounting Policies: You should also be informed of the initial selection of and changes in significant accounting policies or their application. Also, you should be aware of methods used to account for significant unusual transactions and the effect of significant accounting policies in controversial or emerging areas where there is a lack of authoritative consensus. We believe management has the primary responsibility to inform you about such matters.

There were no such accounting changes or significant policies adopted requiring communication.

Management Judgments And Accounting Estimates: Further, accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. These judgments are based upon knowledge and experience about past and current events and assumptions about future events. Certain estimates are particularly sensitive because of their significance and because of the possibility that future events affecting them may differ markedly from management's current judgments and may be subject to significant change in the near term.

The following describes the significant accounting estimates reflected in the Company's year end financial statements, the process used by management in formulating these particularly sensitive accounting estimates and the primary basis for our conclusions regarding the reasonableness of those estimates.

No significant items noted.

AUDITOR'S JUDGMENTS ABOUT QUALITATIVE ASPECTS OF SIGNIFICANT ACCOUNTING PRACTICES

We are to discuss with you our comments about the following matters related to the Company's accounting policies and financial statement disclosures. Accordingly, these matters will be discussed during our meeting with you.

- The appropriateness of the accounting policies to the particular circumstances of the entity, considering the need to balance the cost of providing information with the likely benefit to users of the entity's financial statements.
- The overall neutrality, consistency, and clarity of the disclosures in the financial statements.
- The effect of the timing of transactions in relation to the period in which they are recorded.
- The potential effect on the financial statements of significant risks and exposures, and uncertainties that are disclosed in the financial statements.
- The extent to which the financial statements are affected by unusual transactions including nonrecurring amounts recognized during the period, and the extent to which such transactions are separately disclosed in the financial statements.
- The issues involved, and related judgments made, in formulating particularly sensitive financial statement disclosures.
- The factors affecting asset and liability carrying values, including the entity's bases for determining useful lives assigned to tangible and intangible assets.
- The selective correction of misstatements, for example, correcting misstatements with the effect of increasing reported earnings, but not those that have the effect of decreasing reported earnings.

CORRECTED AND UNCORRECTED MISSTATEMENTS

Corrected Misstatements: We are to inform you of material corrected misstatements that were brought to the attention of management as a result of our audit procedures.

There were no such misstatements.

Uncorrected Misstatements: We are to inform you of uncorrected misstatements that were aggregated by us during the current engagement and pertaining to the latest and prior period(s) presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. For your consideration, we have distinguished misstatements between known misstatements and likely misstatements.

There were no such misstatements.

COMMUNICATIONS REGARDING OUR INDEPENDENCE FROM THE COMPANY

Auditing standards generally accepted in the United States of America require independence for all audits and we confirm that we are independent auditors with respect to the Company under the independence requirements established by the American Institute of Certified Public Accountants.

OTHER COMMUNICATIONS

Communication Item	Results
Other Information In Documents Containing Audited Financial Statements Information may be prepared by management that accompanies the financial statements. To assist your consideration of this information, you should know that we are required by audit standards to read such information and consider whether such information, or the manner of its presentation, is materially inconsistent with information in the financial statements. If we consider the information materially inconsistent based on this reading, we are to seek a resolution of the matter.	We understand that management has not prepared such information to accompany the audited financial statements. .
Significant Difficulties Encountered During the Audit We are to inform you of any significant difficulties encountered in dealing with management related to the performance of the audit.	There were no significant difficulties encountered in dealing with management related to the performance of the audit.
Disagreements With Management We are to discuss with you any disagreements with management, whether or not satisfactorily resolved, about matters that individually or in the aggregate could be significant to the Company's financial statements or the auditor's report.	During our audit, there were no such disagreements with management.

Communication Item	Results
Consultations With Other Accountants If management consulted with other accountants about auditing and accounting matters, we are to inform you of such consultation, if we are aware of it, and provide our views on the significant matters that were the subject of such consultation.	We are not aware of any instances where management consulted with other accountants about auditing or accounting matters since no other accountants contacted us, which they are required to do by Statement on Auditing Standards No. 50, before they provide written or oral advice.
Representations The Auditor Is Requesting From Management We are to provide you with a copy of management's requested written representations to us.	We direct your attention to a copy of the letter of management's representation to us provided separately.
Significant Issues Discussed, or Subject to Correspondence, With Management We are to communicate to you any significant issues that were discussed or were the subject of correspondence with management.	There were no such significant issues discussed, or subject to correspondence, with management.
Other Findings or Issues We Find Relevant or Significant We are to communicate to you other findings or issues, if any, arising from the audit that are, in our professional judgment, significant and relevant to you regarding your oversight of the financial reporting process.	There were no such other findings or issues that are, in our judgment, significant and relevant to you regarding your oversight of the financial reporting process.

We are pleased to serve your Company as its independent auditors and look forward to our continued relationship. We provide the above information to assist you in performing your oversight responsibilities, and would be pleased to discuss this letter or any matters further, should you desire. This letter is intended solely for the information and use of Board of Directors and, if appropriate, management, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 22, 2011

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC

(A Wholly Owned Subsidiary of KINECTA FINANCIAL MANAGEMENT COMPANY, LLC)

(SEC I.D. No. 8-67028)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010,
INDEPENDENT AUDITORS' REPORT, AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

* * * * * * * * * * *

Filed pursuant to Rule 17a-5(e) (3) as a **PUBLIC DOCUMENT**